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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)*

ACORN PRODUCTS, INC. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
004857 10 8 (CUSIP Number)
Michael E. Cahill, Esq. Managing Director and General Counsel The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0000	John B. Frank Managing Director and General Counsel Oaktree Capital Management, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 26 Pages)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004857 10 8	13D	Page 2 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person The TCW Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares	(7)	Sole Voting Power 2,478,366
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 2,478,366

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,366

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 50.5%

(14)	Type of Reporting Person* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 3 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trust Company of the West

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 830,071
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 830,071

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 830,071

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 16.9%

(14)	Type of Reporting Person* CO; Banks

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 4 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Asset Management Company

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power -0-
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 1,648,295
Person With
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,648,295

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,295

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 33.6%

(14)	Type of Reporting Person* CO; IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 5 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power -0-
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 1,648,295
Person With
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,648,295

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,295

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 33.6%

(14)	Type of Reporting Person* PN; IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 6 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits Fund IIIb

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 364,425
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 364,425

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 364,425

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 7.4%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 7 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits Fund IV

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 321,370
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 321,370

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 321,370

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 6.6%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 8 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits Plus Fund

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 344,723
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 344,723

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 344,723

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 7.0%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 9 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Weyerhaeuser Company Master Retirement Trust

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 358,448
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 358,448

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 358,448

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 7.3%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 10 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits Trust IIIb

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 259,471
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 259,471

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,471

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.3%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 11 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person TCW Special Credits Trust IV

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 283,547
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 283,547

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 283,547

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.8%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 12 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

Number of Shares	(7)	Sole Voting Power 1,890,441
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power -0-
Person With
	(9)	Sole Dispositive Power 1,890,441

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,441

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 38.5%

(14)	Type of Reporting Person* IA; OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 13 of 26 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7)	Sole Voting Power -0-
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 1,890,441
Person With
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,890,441

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,441

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 38.5%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER

        This Amendment No. 6 amends and restates, pursuant to Rule 13d-2(a), the Schedule 13D (the "Schedule 13D") of The TCW Group, Inc. ("TCWG"), Trust Company of the West ("TCW"), TCW Asset Management Company ("TAMCO"), TCW Special Credits ("Special Credits"), TCW Special Credits Fund III, TCW Special Credits Fund IIIb, TCW Special Credits Trust IIIb, TCW Special Credits Trust, Oaktree Capital Management, LLC ("Oaktree") and OCM Principal Opportunities Fund, L.P. ("Oaktree Fund") filed with the Securities and Exchange Commission on July 3, 1997 and amended by Amendment No. 1 filed on December 17, 1997, Amendment No. 2 filed on July 15, 1999, Amendment No. 3 filed on July 10, 2001, Amendment No. 4 filed on February 14, 2002 and Amendment No. 5 filed on June 19, 2002, relating to the common stock, par value $0.001 per share (the "Common Stock"), of Acorn Products, Inc., a Delaware corporation (the "Issuer").

Item 2. IDENTITY AND BACKGROUND

        This Statement is filed on behalf of:

        1.    The TCW Group, Inc., a Nevada corporation ("TCWG");

        2.    Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

        3.    TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

        4.    TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

        5.    Three California limited partnerships, TCW Special Credits Fund IIIb, TCW Special Credits Fund IV and TCW Special Credits Plus Fund, of which Special Credits is the general partner;

        6.    Two California collective investment trusts, TCW Special Credits Trust IV and TCW Special Credits Trust IIIb, of which TCW is the trustee;

        7.    Weyerhaeuser Company Master Retirement Trust ("Weyerhaeuser MRT"), a third party account of which Special Credits is the investment manager;

        8.    Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and

        9.    OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund")

        Special Credits also is the general partner of one other limited California partnership which holds shares of the Issuer's Common Stock (together with TCW Special Credits Fund IIIb, TCW Special Credits Fund IV and TCW Special Credits Plus Fund, the "Special Credits Limited Partnerships"). TCW also is the trustee of two other collective investment trusts which hold shares of the Issuer's Common Stock(together with TCW Special Credits Trust IV and TCW Special Credits Trust IIIb, the "Special Credits Trusts"). Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts hereinafter are collectively referred to as the "Special Credits Entities." Special Credits also is the investment manager of two other third party accounts which invest in similar securities as the Special Credit Entities and hold shares of the Issuer's Common Stock (together with Weyerhaeuser MRT, the "Special Credits Accounts"). TCWG, TCW, TAMCO and the Special Credits Entities hereinafter are collectively referred to as the "TCW Related Entities."

        TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships and the Special Credits Accounts. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

        On July 6, 2001, Societe Generale, S.A., a company incorporated under the laws of France ("SG"), acquired approximately 51% of the equity securities and 80% of the voting rights of TCWG pursuant to an Amended and Restated Acquisition Agreement and Plan of Recapitalization, dated as of April 11, 2001, among TCWG, SG, Societe Generale Asset Management, S.A., a company incorporated under the laws of France, Marc I. Stern as the Stockholders' Representative, the holders of common stock, par value US$1.00 per share, of TCWG party thereto, and the holders of phantom stock of TCWG party thereto.

        With the exception of Oaktree and the Oaktree Fund, the Reporting Persons together with TCWG's other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. As of July 6, 2001, the ultimate parent company of TCWG is SG. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

        SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own shares of the securities of the Issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the TCW Business Unit. The Reporting Persons disclaim beneficial ownership of Shares beneficially owned by SG and any of SG's other business units.

        The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The Oaktree Fund is an investment partnership which invests in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The address of the principal business and principal office for Oaktree and the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(a)-(c) & (f)

        Subparagraphs (i), (ii) and (iii) of Item 2 are hereby amended and restated to read as follows:

          (i)  The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman of the Board
Thomas E. Larkin, Jr.	Vice Chairman of the Board
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni (Citizen of France)	Executive Vice President
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director, Chief Compliance Officer & Assistant Secretary

        Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (ii)  The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
Robert A. Day	Director, Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Director & Vice Chairman of the Board
Thomas E. Larkin, Jr.	Director & Vice Chairman of the Board
Alvin R. Albe, Jr.	Director, Executive Vice President & Chief Marketing Officer
Marc I. Stern	Director, Vice Chairman of the Board
Robert D. Beyer	Director & President
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni (Citizen of France)	Executive Vice President
Jeffrey E. Gundlach	Director
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director & Chief Compliance Officer

        (iii)  The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles,

California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
Robert A. Day	Director, Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.	Director & Vice Chairman of the Board
Marc I. Stern	Director, President & Vice Chairman of the Board
Alvin R. Albe, Jr.	Director, Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Director, Executive Vice President & Chief Investment Officer
William C. Sonneborn	Director, Executive Vice President & Chief Operating Officer
Mark W. Gibello	Director & Executive Vice President
Michael E. Cahill	Director, Managing Director, General Counsel & Secretary
Christopher J. Ainley	Director
Mark L. Attanasio	Director
Philip A. Barach	Director
Javier W. Baz	Director
Glen E. Bickerstaff	Director
Arthur R. Carlson	Director
Jean-Marc Chapus	Director
Penelope D. Foley	Director
Douglas S. Foreman	Director
Nicola F. Galluccio	Director
Jeffrey E. Gundlach	Director
Raymond F. Henze, III	Director
Stephen McDonald	Director
Nathan B. Sandler	Director
Komal S. Sri-Kumar	Director

        (iv)  The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below:

        TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue

28th Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

        (v)  Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners. The name and address of the portfolio manager of the Special Credits Limited Partnerships and the Special Credits Accounts is set forth below:

Bruce A. Karsh
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

        (vi)  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry Keele	Principal
Russel S. Bernard	Principal
Stephen A. Kaplan	Principal
Kevin L. Clayton	Principal
John W. Moon	Principal
David Kirchheimer	Principal
John B. Frank	Managing Director and General Counsel

      (vii)  Oaktree is the sole general partner of the Oaktree Fund. See information in paragraph (vi) above regarding Oaktree and its members and executive officers. The names and addresses of the portfolio managers of the Oaktree Fund are listed below:

Stephen A. Kaplan
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Ronald N. Beck
1301 Avenue of the Americas
34th Floor
New York, NY 10019

(d) - (e)

        During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, Oaktree, the Oaktree Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All shares reported herein were acquired by the Special Credits Entities and the Special Credits Accounts (i) in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations, (ii) in connection with the Issuer's initial public offering in an exchange of shares of the Issuer's outstanding Common Stock for certain subordinated indebtedness held by the Special Credits Entities and the Special Credits Accounts at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held and (iii) in connection with the conversion on December 23, 2002 of certain shares of the Issuer's Series A Preferred Stock (the "Preferred Stock") and 12% convertible notes due June 15, 2005 (the "Convertible Notes") at a conversion price equal to $5.00 per share of Common Stock (the "Conversion Price").

        The TCW Special Credits Fund IIIb holds 364,425 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Fund IIIb acquired approximately 28,775* shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Fund IIIb acquired approximately 33,829 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Fund IIIb at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. The TCW Special Credits Fund IIIb acquired approximately 301,822 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock.

*
All share numbers reflect the effect of a 1 for 10 reverse stock split effected on November 21, 2002.

        The TCW Special Credits Fund IV holds 321,370 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Fund IV acquired approximately 9,399 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Fund IV acquired approximately 11,213 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Fund IV at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. The TCW Special Credits Fund IV acquired approximately 300,758 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock and Convertible Notes.

        The TCW Special Credits Plus Fund holds 344,723 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Fund IIIb acquired approximately 10,411 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Plus Fund acquired approximately 12,369 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Plus Fund at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. The TCW Special Credits Plus Fund acquired approximately 321,943 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock and Convertible Notes.

        The TCW Special Credits Trust IIIb holds 259,471 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Trust IIIb acquired approximately 20,533 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Trust IIIb acquired approximately 24,182 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Trust IIIb at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. The TCW Special Credits Trust IIIb acquired approximately 214,756 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock.

        The TCW Special Credits Trust IV holds 283,547 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Trust IV acquired approximately 8,242 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Trust IV acquired approximately 9,942 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Trust IV at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. The TCW Special Credits Trust IV acquired approximately 265,363 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock and Convertible Notes.

        Weyerhaeuser MRT holds 358,448 shares of the Issuer's outstanding Common Stock. Weyerhaeuser MRT acquired approximately 10,411 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, Weyerhaeuser MRT acquired approximately 12,367 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by Weyerhaeuser MRT at the rate of one share of Common Stock for each $140.00 aggregate principal amount of indebtedness held. Weyerhaeuser MRT acquired approximately 335,670 shares of Common Stock at a per share price equal to the Conversion Price upon conversion of the Preferred Stock and Convertible Notes.

        The Oaktree Fund holds 1,890,441 shares of the Issuer's outstanding Common Stock. The Oaktree Fund acquired 81,250 shares of the Issuer's outstanding Common Stock in the Issuer's initial public offering for $140.00 per share. The Oaktree Fund acquired 12,500 shares of the Issuer's outstanding Common Stock pursuant to a negotiated private transaction for $140.00 per share. Through open market purchases, the Oaktree Fund acquired 1,000 shares of the Issuer's outstanding Common Stock for $140.00 per share, 2,000 shares of the Issuer's outstanding common stock for $107.50, 14,000 shares of the Issuer's outstanding Common Stock for $102.80 and 4,200 shares of the Issuer's outstanding Common Stock for $48.125 per share. All such purchases were made from the working capital of the Oaktree Fund. The Oaktree Fund acquired approximately 1,695,807 shares of Common Stock at a per share purchase price equal to the Conversion Price upon conversion of the Preferred Stock and Convertible Notes. The Issuer issued 79,684 shares of Common Stock to the Oaktree Fund in connection with an agreement whereby representatives of the Oaktree Fund agreed to forfeit and cancel all outstanding participations in stock-related incentive programs established for the benefit of non-employee directors of the Issuer.

Item 4. PURPOSE OF TRANSACTION

        The TCW Related Entities, Oaktree and the Oaktree Fund intend to review on a continuing basis their respective investments in the Common Stock. Depending on the factors discussed herein, the TCW Related Entities and the Oaktree Fund may, from time to time, retain or sell all or a portion of their respective holdings of the Common Stock pursuant to a registered public offering or in the open market or in privately negotiated transactions.

        Sales by the TCW Related Entities may be made at any time without further prior notice. Oaktree and the Oaktree Fund may from time to time purchase additional shares of Common Stock in the open market or in privately negotiated transactions. Such purchases may be made at any time without further prior notice. Any actions that the TCW Related Entities and the Oaktree Fund might undertake with respect to the Common Stock will be dependent upon their respective review of numerous factors, including, among other things, the availability of Common Stock for purchase and the price levels of such Common Stock, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Issuer, and other future developments.

        The TCW Related Entities, individually or together, Oaktree and the Oaktree Fund reserve the right, subject to applicable law, to seek proxies, consents and/or ballots in support of nominees at special or scheduled meetings of shareholders or otherwise, or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

        Although the foregoing reflects activities presently contemplated by the TCW Related Entities, Oaktree and the Oaktree Fund with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the TCW Related Entities, Oaktree or the Oaktree Fund will take any of the actions referred to above or participate in a group that will take any of the actions referred to above. Except as set forth above, the TCW Related Entities, Oaktree and the Oaktree Fund have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST AND SECURITIES OF THE ISSUER

        (a)  As of the date of this Statement, TCW Special Credits Fund IIIb owns 364,425 shares of the Issuer's outstanding Common Stock, which is approximately 7.4% of the Issuer's outstanding Common Stock. TCW Special Credits Fund IV owns 321,370 shares of the Issuer's outstanding Common Stock, which is approximately 6.6% of the Issuer's outstanding Common Stock. TCW Special Credits Plus Fund owns 344,723 shares of the Issuer's outstanding Common Stock, which is approximately 7.0% of the Issuer's outstanding Common Stock. Weyerhaeuser MRT owns 358,448 shares of the Issuer's outstanding Common Stock, which is approximately 7.3% of the Issuer's outstanding Common Stock. Special Credits, as the sole general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Accounts, may be deemed to beneficially own 1,648,295 shares of the Issuer's outstanding Common Stock, which is approximately 33.6% of the Issuer's outstanding Common Stock.

        As of the date of this Statement, TCW Special Credits Trust IIIb owns 259,471 shares of the Issuer's outstanding Common Stock, which is approximately 5.3% of the Issuer's outstanding Common Stock. TCW Special Credits Trust IV owns 283,547 shares of the Issuer's outstanding Common Stock, which is approximately 5.8% of the Issuer's outstanding Common Stock. TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 830,071 shares of the Issuer's outstanding Common Stock, which is approximately 16.9% of the Issuer's outstanding Common Stock.

        TAMCO, as the managing general partner of Special Credits, may be deemed to beneficially own the Issuer's outstanding Common Stock held by the Special Credits Limited Partnerships and the Special Credits Accounts, all of which constitutes 1,648,295 shares of the Issuer's outstanding Common Stock, or approximately 33.6% of the outstanding shares of the Issuer's Common Stock.

        TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's outstanding Common Stock deemed to be owned by the other TCW Related Entities and the Special Credits Accounts, all of which constitutes 2,478,366 shares of the Issuer's outstanding Common Stock, or approximately 50.5% of the outstanding shares of the Issuer's Common Stock. TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the shares of the Issuer's outstanding Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

        As of the date of this Statement, the Oaktree Fund beneficially owns 1,890,441 shares of the Issuer's outstanding Common Stock, which is approximately 38.5% of the Issuer's outstanding Common Stock.

        Oaktree, as the general partner of the Oaktree Fund, may be deemed to beneficially own 1,890,441 shares of the Issuer's Common Stock. Certain principals of Oaktree are individual general partners of Special Credits (the "Individual Partners"). The Individual Partners, in their capacity as general partners of Special Credits have been designated to manage the Special Credits Limited Partnerships, the Special Credits Trusts and the Special Credits Accounts. Although Oaktree provides consulting, research and other investment management support to the Individual Partners, Oaktree does not have voting or dispositive power with respect to the Special Credits Limited Partnerships, the Special Credits Trusts or the Special Credits Accounts. Oaktree therefore disclaims beneficial ownership of the 2,478,366 shares of the Issuer's Common Stock, or approximately 50.5% of the outstanding shares of the Issuer's Common Stock, held by the Special Credits Entities and the Special Credits Accounts, and the filing of this Statement shall not be construed as an admission that Oaktree is the beneficial owner of any securities held by the Special Credits Entities and the Special Credits Accounts.

        (b)  Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Accounts, has discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreements relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Accounts. Therefore, Special Credits has the power to vote and dispose of 1,648,295 of the Issuer's Common Stock.

        TAMCO, as managing general partner of Special Credits also has the power to vote and dispose of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 1,648,295 shares of the Issuer's Common Stock.

        TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 830,071 of the Issuer's Common Stock.

        TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have the power to vote and dispose, all of which constitutes 2,478,366 shares of the Issuer's Common Stock.

        Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Therefore, Oaktree has the power to vote and dispose of 1,890,441 shares of the Issuer's Common Stock.

        The Individual Partners, in their capacity as general partners of Special Credits, have been designated to manage the Special Credits Limited Partnerships, the Special Credits Trusts and the Special Credits Accounts. Although Oaktree provides consulting, research and other investment management support to the Individual Partners, Oaktree does not have voting or dispositive power with respect to the Special Credits Limited Partnerships, the Special Credits Trusts or the Special Credits Accounts.

        (c)  Other than the transactions described in Item 3, none of the TCW Related Entities, Oaktree or the Oaktree Fund, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Stock during the last 60 days.

        (d)  The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock beneficially owned by each of TCWG and any of the other TCW Related Entities. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock. Neither TCWG nor any of the TCW Related Entities has a pecuniary interest in any of the Issuer's Common Stock reported herein.

        The investment advisory clients of Oaktree and the partners of the Oaktree Fund managed by Oaktree have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock beneficially owned by Oaktree and the Oaktree Fund. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

        (e)  See Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Oaktree, as the general partner of the Oaktree Fund receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

        The Issuer has a policy of issuing stock or options as compensation to all of the members of its board of directors. Accordingly, in their current or former capacity as members of the Issuer's Board of Directors, Oaktree employees Matthew S. Barrett, Vincent J. Cebula, Stephen A. Kaplan and James Lind were entitled to receive equity compensation for their services to the Issuer. Each such individual has forfeited all such equity compensation to the Issuer and the Issuer has issued an aggregate of 79,684 shares of Common Stock to the Oaktree Fund which represents the equity compensation that the Oaktree employees would have received for their services as directors of the Issuer.

        Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, Oaktree or the Oaktree Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities, Oaktree, the Oaktree Fund or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following is filed herewith as an Exhibit to this Statement:

Exhibit 1.1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.*

*
Previously filed.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 27th day of December, 2002.

THE TCW GROUP, INC.
/s/ LAZARUS N. SUN Lazarus N. Sun Authorized Signatory
TRUST COMPANY OF THE WEST
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory
TCW ASSET MANAGEMENT COMPANY
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory
TCW SPECIAL CREDITS
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits
TCW SPECIAL CREDITS FUND IIIb
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund III
TCW SPECIAL CREDITS FUND IV
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund IV

TCW SPECIAL CREDITS PLUS FUND
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Plus Fund
TCW SPECIAL CREDITS TRUST IIIb
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IIIb
TCW SPECIAL CREDITS TRUST IV
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IV
WEYERHAEUSER MASTER RETIREMENT TRUST
/s/ KENNETH LIANG Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the investment manager of Weyerhauser MRT
OAKTREE CAPITAL MANAGEMENT, LLC
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory
OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC Its: General Partner
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory

SCHEDULE I
BOARD OF DIRECTORS OF
TCW GROUP, INC.

        All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

MARK L. ATTANASIO Group Managing Director Trust Company of the West 11100 Santa Monica Blvd., Ste. 2000 Los Angeles, CA 90025	DR. HENRY A. KISSINGER Chairman Kissinger Associates, Inc. 350 Park Ave., 26th Floor New York, NY 10022
PHILIPPE CITERNE Chief Executive Officer Societe Generale, S.A. 17 Cours Valmy 92972 Paris, La Defense Cedex France (Citizen of France)	THOMAS E. LARKIN, JR. Vice Chairman The TCW Group, Inc. 865 South Figueroa St., Suite 1800 Los Angeles, California 90017
PHILIPPE COLLAS Chairman and Chief Executive Officer Societe Generale Asset Management, S.A. Elf Tower, 2 Place de la Coupole 92078 Paris, La Defense Cedex France (Citizen of France)	MICHAEL T. MASIN, ESQ. Vice Chairman & President Verizon Communications 1095 Avenue of the Americas, Room 3922 New York, New York 10036
ROBERT A. DAY Chairman and Chief Executive Officer Trust Company of the West 865 S. Figueroa St., Ste. 1800 Los Angeles, CA 90017	EDFRED L. SHANNON,JR. Investor/Rancher 14081 Summit Dr. Whittier, CA 90602
DAMON P. DE LASZLO, ESQ. Chairman of Harwin PLC Byron's Chambers A2 Albany, Piccadilly London W1V 9RDEngland (Citizen of United Kingdom)	ROBERT G. SIMS Private Investor 16855 W. Bernardo Dr., Suite 250 San Diego, CA 92127-1626
WILLIAM C. EDWARDS Partner Bryan & Edwards 3000 Sand Hill Road Building 1, Suite 190 Menlo Park, CA 94025	MARC I. STERN President The TCW Group, Inc. 865 S. Figueroa St. Suite 1800 Los Angeles, CA 90017
ERNEST O. ELLISON Vice Chairman Trust Company of the West 865 South Figueroa St., Suite 1800 Los Angeles, California 90017	YASUYUKI TAYAMA Managing Director The Yasuda Fir & Marine Insurance Co., Ltd. 26-1, Nishi-Shinjuku 1-Chrome Shinjuku-ku, Tokyo, 160-8338 Japan (Citizen of Japan)
RICHARD N. FOSTER Partner & Director McKinsey & Company, Inc. 55 E. 52nd St., 21st Floor New York, NY 10022	JAMES R. UKROPINA Of Counsel O'Melveny & Myers 400 S. Hope St., 15th Floor Los Angeles, CA 90071-2899
CARLA A. HILLS Chairman Hills & Company 1200 19th Street,N.W., Suite 201 Washington, DC 20036

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SIGNATURE
SCHEDULE I BOARD OF DIRECTORS OF TCW GROUP, INC.